SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

(Amendment No. 2)

American Apparel, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

023850 100
(CUSIP Number)
Dov Charney American Apparel, Inc. 747 Warehouse Street Los Angeles, California 90021 (213) 488-0226
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Jeffrey H. Cohen, Esq. David C. Eisman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000 April 14, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO.   023850 100

1.	Names of Reporting Persons. Dov Charney
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
	(A)	[___]
	(B)	[ X ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,113,065
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,113,065
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,113,065
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[_X_] (see Item 5)
13.	Percent of Class Represented by Amount in Row 11 52.6%
14.	Type Of Reporting Person (See Instructions) IN

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D, dated December 12, 2007 and filed by Dov Charney (the “reporting person”) with the Securities and Exchange Commission (the “SEC”) on December 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, dated March 13, 2009 and filed by the reporting person with the SEC on March 23, 2009 (“Amendment No. 1” and, collectively with the Original Schedule 13D, the “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 4:

The information under Item 6 of the Schedule 13D under the subheading “Termination of Voting Agreement” is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

The response to Item 5 of the Schedule 13D is hereby amended and supplemented by replacing subsections (a) and (b) in their entirety with the following:

(a) and (b)      The reporting person directly beneficially owns 38,113,065 shares of Common Stock, representing approximately 52.6% of the outstanding shares of Common Stock based on the Issuer having 72,467,167 shares of Common Stock outstanding as of April 13, 2009.  The reporting person has the sole power to vote or direct the vote of, and the sole power to dispose or to direct the disposition of, all of the shares beneficially owned by the reporting person.

As a result of the Investment Voting Agreement (as defined in Item 6), the reporting person and Lion/Hollywood L.L.C., a Delaware limited liability company (“Lion/Hollywood”), may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that collectively beneficially owns approximately 54,113,065 shares of Common Stock, or 61.2% of the Issuer’s total number of shares of Common Stock outstanding as of April 13, 2009 (after giving effect to the issuance of the full 16,000,000 shares of Common Stock issuable upon exercise of the Lion Warrant (as defined in Item6)), for purposes of Section 13(d) of the Exchange Act.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the reporting person is a member of a group with Lion/Hollywood for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed.  In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the reporting person is the beneficial owner of any Common Stock beneficially owned by Lion/Hollywood for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 6:

Termination of Voting Agreement

On April 14, 2009, the Issuer, the reporting person and the Founders entered into an agreement (the “Termination Agreement”) to terminate, effective as of such date, the Voting Agreement.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the Termination Agreement which is filed herewith as Exhibit H and is incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following item at the end of such Item 7:

Exhibit H
Agreement to Terminate Voting Agreement, entered into as of April 14, 2009, by and among American Apparel, Inc., Jonathan J. Ledecky, Cullen Equities UK Limited, Jay H. Nussbaum, Kerry Kennedy, Robert B. Hersov, Edward J. Mathias, Richard Y. Roberts and Dov Charney (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on April 16, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2009

/s/ Dov Charney
Dov Charney

EXHIBIT INDEX

Exhibit	Description

Exhibit H
Agreement to Terminate Voting Agreement, entered into as of April 14, 2009, by and among American Apparel, Inc., Jonathan J. Ledecky, Cullen Equities UK Limited, Jay H. Nussbaum, Kerry Kennedy, Robert B. Hersov, Edward J. Mathias, Richard Y. Roberts and Dov Charney (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on April 16, 2009).